 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ___________________________________________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

 ___________________________________________________

OppFi Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
68386H103
(CUSIP Number)
September 30, 2024
(Date of event which requires filing of this statement)

  ___________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68386H103	13G

1		NAMES OF REPORTING PERSONS LMR Partners LLP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,391,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,391,847 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,847 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

(1)	Includes 1,391,847 shares of Class A Common Stock of OppFi Inc. (the “Issuer”) issuable upon the exercise of warrants.
(2)
Based on 20,582,349 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2024.

CUSIP No. 68386H103	13G

1		NAMES OF REPORTING PERSONS LMR Partners Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,391,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,391,847 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,847 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	Includes 1,391,847 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 20,582,349 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2024.

CUSIP No. 68386H103	13G

1		NAMES OF REPORTING PERSONS LMR Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,391,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,391,847 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,847 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

(1)	Includes 1,391,847 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 20,582,349 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2024.

CUSIP No. 68386H103	13G

1		NAMES OF REPORTING PERSONS LMR Partners AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,391,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,391,847 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,847 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	Includes 1,391,847 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 20,582,349 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2024.

CUSIP No. 68386H103	13G

1		NAMES OF REPORTING PERSONS LMR Partners (DIFC) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,391,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,391,847 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,847 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	Includes 1,391,847 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 20,582,349 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2024.

CUSIP No. 68386H103	13G

1		NAMES OF REPORTING PERSONS LMR Partners (Ireland) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,391,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,391,847 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,847 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	Includes 1,391,847 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 20,582,349 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2024.

CUSIP No. 68386H103	13G

1		NAMES OF REPORTING PERSONS Ben Levine
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,391,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,391,847 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,847 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Includes 1,391,847 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 20,582,349 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2024.

CUSIP No. 68386H103	13G

1		NAMES OF REPORTING PERSONS Stefan Renold
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,391,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,391,847 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,847 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Includes 1,391,847 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 20,582,349 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2024.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is OppFi Inc. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive offices are located at 130 E. Randolph Street, Suite 3400, Chicago, IL 60601.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
LMR Partners LLP, LMR Partners Limited, LMR Partners LLC, LMR Partners AG, LMR Partners (DIFC) Limited and LMR Partners (Ireland) Limited (collectively, the “LMR Investment Managers”), which serve as the investment managers to certain funds with respect to the shares of Class A Common Stock (as defined in Item 2(d)) held by certain funds; and

(ii)	Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by certain funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

Item 2(c).	CITIZENSHIP:

LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. LMR Partners AG is a Swiss corporation. LMR Partners (DIFC) Limited is a United Arab Emirates corporation. LMR Partners (Ireland) Limited is a limited company incorporated in Ireland. Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”).

Item 2(e).	CUSIP NUMBER:

68386H103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser.

Item 4.	OWNERSHIP.

The information required by Items 4(a)—(c) is set forth in Rows 5—11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

LMR Multi-Strategy Master Fund Limited (“LMR Master Fund”) directly holds warrants to purchase 695,923 shares of Class A Common Stock and LMR CCSA Master Fund Ltd (“LMR CCSA Master Fund”) directly holds warrants to purchase 695,924 shares of Class A Common Stock (“Warrants”). The shares of Class A Common Stock held by each of LMR Master Fund and LMR CCSA Master Fund represent approximately 3.3% and the shares of Class A Common Stock held by LMR Master Fund and LMR CCSA Master Fund in the aggregate represent approximately 6.3% of the outstanding shares of Class A Common Stock, based on 20,582,349 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024, plus shares that may be acquired by such Reporting Persons within 60 days.

LMR Master Fund and LMR CCSA Master Fund are no longer reporting as beneficial owners because they do not retain voting or investment control over the securities that they hold.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The shares of Class A Common Stock beneficially owned by the Reporting Persons are directly held by LMR Master Fund and LMR CCSA Master Fund, for which the LMR Investment Managers serve as the investment managers.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the LMR Investment Managers and Messrs. Levine and Renold hereby certifies as follows:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Each of the LMR Investment Managers other than LMR Partners LLC hereby certifies as follows:

By signing below, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an investment adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 14, 2024

LMR PARTNERS LLP

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLC

By:	/s/ Allyson Hanlon
Name:	Allyson Hanlon
Title:	US Legal Counsel

LMR PARTNERS AG

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS (DIFC) LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS (IRELAND) LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD

EXHIBIT 99.1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATED: November 14, 2024

LMR PARTNERS LLP

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLC

By:	/s/ Allyson Hanlon
Name:	Allyson Hanlon
Title:	US Legal Counsel

LMR PARTNERS AG

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS (DIFC) LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS (IRELAND) LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD